CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

February 20, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	CorpAcq Group Plc Amendment No. 2 to Registration Statement on Form F-4 Filed January 29, 2024

CIK No.: 0001987867

Dear Ms. Rivera:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 9, 2024 (the “Comment Letter”), regarding Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed with the Commission on January 29, 2024 (the “Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing Amendment No. 3 to the Company’s Registration Statement with the Commission through EDGAR (the “Amendment”), which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment.

Amendment No. 2 to Registration Statement on Form F-4, filed January 29, 2024

Information Related to CorpAcq

CorpAcq’s Business Strategy

Strong dividend capacity driven by improved capital structure and cash flow generation, page 270

1.	We note your response to prior comment 3 and your revisions to your filing. Please tell us and revise your filing to disclose your calculation of free cash flow for the six months ended June 30, 2023. To the extent such amount is negative, we are unclear how you are able to support your assertion that the post-combination company expects to pay a dividend from its first year following the Business Combination and over the longer term. Please advise or revise to remove such assertion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 272 of the Amendment to address this comment.

Verbal Comment Communicated on February 14, 2024

In addition, in response to the Staff’s verbal comment, which was discussed with the Staff on February 15, 2024, the Company respectfully advises the Staff on behalf of Churchill Capital Corp VII (“Churchill”) that because (i) audited financial statements of Churchill for the 2023 fiscal year are not available, (ii) Churchill meets the conditions of Rule 3-01(c) of Regulation S-X and (iii) Churchill meets the definition of a “smaller reporting company” under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is neither a “large accelerated filer” or “accelerated filer” under Rule 12b-2 of the Exchange Act, audited financial statements of Churchill for the 2023 fiscal year would not be required to be included in the Registration Statement until after April 1, 2024, in accordance with Rules 11-02(c) and 3-01 of Regulation S-X.

Rule 3-01(c)

With respect to Rule 3-01(c) of Regulation S-X, Churchill has advised that it meets all the conditions of such rule. In particular:

•	Churchill files annual, quarterly and other reports pursuant to Section 13 of the Exchange Act and all due reports have been filed;

•	For the fiscal year ended December 31, 2023, Churchill expects to report positive net income, after taxes; and

•	For the fiscal year ended December 31, 2022, Churchill reported net income of $71,050,619.

Further to the conversation with the Staff on February 15, 2024, Churchill confirms that the positive net income expected for the 2023 fiscal year takes into account the change in fair value of warrant liabilities.

Filing Status Determination

With respect to Churchill’s filing status, as of the December 31, 2022 determination date, Churchill met all of the conditions of a “large accelerated filer.” Specifically, the aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates (“aggregate worldwide market value” or “public float”) as of June 30, 2022 was over $1.3 billion. As such, Churchill was not eligible to use the requirements for smaller reporting companies under the revenue test in paragraph (2) of the definition of “smaller reporting company” in Rule 12b-2 of the Exchange Act. In accordance with Rule 12b-2(3)(i) of the Exchange Act, the deadlines for its annual report for the fiscal year ended December 31, 2022 and its quarterly reports during fiscal year 2023 were based on Churchill being a “large accelerated filer.”

As set forth in Rule 12b-2(3)(iii) of the Exchange Act, an issuer remains a large accelerated filer unless it determines, at the end of a fiscal year, that its aggregate worldwide market value “was less than $560 million, as of the last business day of the issuer’s most recently completed second fiscal quarter or it determines that it is eligible to use the requirements for smaller reporting companies under the revenue test in paragraph (2) or (3)(iii)(B) of the “smaller reporting company” definition in this section, as applicable…. If the issuer’s aggregate worldwide market value was less than $60 million, as of the last business day of the issuer’s most recently completed second fiscal quarter, or it is eligible to use the requirements for smaller reporting companies under the revenue test in paragraph (2) or (3)(iii)(B) of the “smaller reporting company” definition in this section, it becomes a non-accelerated filer” (emphasis added).

Further, the definition of “smaller reporting company” in Rule 12b-2 provides that once an issuer determines that it does not qualify for smaller reporting company status it remains so unqualified unless when making its annual determination it determines its annual revenues and public float meet the requirements set forth in paragraph (3)(iii) of the definition of “smaller reporting company.” Based on such requirements and because Churchill had a public float greater than $700 million in its prior annual determination, to qualify as a smaller reporting company as of December 31, 2023, Churchill was required to (1) have a public float of less than $560 million as of June 30, 2023 and (2) revenues of less than $100 million.

Given that Churchill is a SPAC, it has no revenues. However, as noted above, it has net income and such net income was less than $100 million for fiscal year 2022 and is expected to be less than $100 million for fiscal year 2023. With respect to public float calculation, as of June 30, 2023, Churchill had 58,016,071 shares of Churchill Class A Common Stock outstanding and 34,500,000 shares of Churchill Class B common stock outstanding. All of the shares of Class B common stock are held by the Sponsor, which is an affiliate of Churchill, and as such are excluded from the public float calculation. After excluding the shares of Churchill Class A Common Stock held by all affiliates (i.e., directors, officers and greater than 10% shareholders (as calculated in accordance with Rule 13d-3(d))) from the calculation, Churchill’s public float was approximately $448.4 million as of June 30, 2023.

U.S. Securities & Exchange Commission

February 20, 2024

Because Churchill had revenues of less than $100 million and its public float was less than $560 million as of June 30, 2023, Churchill believes it qualifies as a smaller reporting company as of its annual determination date. As a smaller reporting company, Churchill becomes a non-accelerated filer in accordance with Rule 12b-2(3)(iii) of the Exchange Act.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP

Matthew J. Gilroy, Weil, Gotshal & Manges LLP

Amanda Fenster, Weil, Gotshal & Manges LLP

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